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March 7, 2012	Alexandra Oprescu T +1 415 315 2334 F +1 415 315 4870 alexandra.oprescu@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     DWS Institutional Funds (the “Registrant”); File No. 333-178569

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-178569) relating to the issuance of shares in connection with the merger of DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust (“S&P Plus”), into DWS S&P 500 Index Fund, a series of the Registrant.

The Registrant expects to file by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of S&P 500 will be held on April 16, 2012. Accordingly, we plan to mail the proxy materials to shareholders of S&P 500 around March 15, 2012.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (415) 315-2334.

Sincerely,

/s/ Alexandra Oprescu
Alexandra Oprescu

Enclosures